GENTOR RESOURCES INC.
Suite 7070, 1 First Canadian Place, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Gentor Resources Inc. (the "Company") will be held at the offices of Norton Rose Fulbright Canada LLP, Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street, Toronto, Ontario, Canada on Wednesday, the 29th day of June, 2016 at the hour of 10:15 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2015, together with the auditors' report thereon;

(2)	To elect directors of the Company;

(3)

To appoint McGovern, Hurley, Cunningham LLP, Chartered Accountants and Licensed Public Accountants, as the auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company;

(4)

To consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company by changing each ten (10) common shares of the Company, or such lesser amount as the board of directors of the Company may determine in its sole discretion, into one (1) common share of the Company (the "Share Consolidation"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Consolidation; and

(5)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Company (the "Circular") accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Company, each shareholder of the Company entitled to notice of the Meeting and the auditors of the Company.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Company c/o TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada.

DATED the 31st day of May, 2016.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

NOTE:

The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 27th day of June, 2016 before which time the instrument of proxy to be used at the Meeting must be deposited with the Company c/o TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.